SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

Tender Offer Statement

under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

(Amendment No. 2)*

CARRIZO OIL & GAS, INC., AS ISSUER, AND

BANDELIER PIPELINE HOLDING, LLC

CARRIZO (EAGLE FORD) LLC

CARRIZO (MARCELLUS) LLC

CARRIZO (MARCELLUS) WV LLC

CARRIZO MARCELLUS HOLDING INC.

CARRIZO (NIOBRARA) LLC

CLLR, INC.

HONDO PIPELINE, INC.

MESCALERO PIPELINE, LLC

CARRIZO (UTICA) LLC, AS SUBSIDIARY GUARANTORS

(Name of Subject Companies)

CARRIZO OIL & GAS, INC., as Issuer, and

BANDELIER PIPELINE HOLDING, LLC

CARRIZO (EAGLE FORD) LLC

CARRIZO (MARCELLUS) LLC

CARRIZO (MARCELLUS) WV LLC

CARRIZO MARCELLUS HOLDING INC.

CARRIZO (NIOBRARA) LLC

CLLR, INC.

HONDO PIPELINE, INC.

MESCALERO PIPELINE, LLC

CARRIZO (UTICA) LLC, as Subsidiary Guarantors

(Names of Filing Persons)

4.375% Convertible Senior Notes due 2028

(Title of Class of Securities)

144577 AA1

(CUSIP Number of Class of Securities)

Marcus G. Bolinder

Senior Counsel

Carrizo Oil & Gas, Inc.

500 Dallas Street, Suite 2300

Houston, Texas 77002

(713) 328 1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$73,750,000	$10,059.50

*	For purposes of calculating amount of filing fee only. The transaction valuation upon which the filing fee was based was calculated as follows: The purchase price of the 4.375% Convertible Senior Notes due 2028, as described herein, is $1,000 per $1,000 principal amount outstanding. As of May 2, 2013, there was $73,750,000 aggregate principal amount outstanding, resulting in an aggregate purchase price of $73,750,000.
**	The amount of the filing fee equals $136.40 per $1 million of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $10,059.50	Filing Party: Carrizo Oil & Gas, Inc.
Form or Registration No.: Schedule TO-I	Date Filed: May 3, 2013

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (“Schedule TO”) originally filed with the Securities and Exchange Commission on May 3, 2013 by Carrizo Oil & Gas, Inc. (the “Company”), as amended by Amendment No. 1 to the Schedule TO filed by the Company and the guarantors on May 17, 2013 (“Amendment No. 1”), relating to the Company’s offer to repurchase the 4.375% Convertible Senior Notes due 2028 that were issued by the Company (the “Notes”), as more fully described in the Company Notice dated May 3, 2013, a copy of which was filed as Exhibit (a)(1)(A) to the Schedule TO, and further supplemented by Supplement No. 1 to Company Notice dated May 17, 2013, a copy of which was filed as Exhibit (a)(1)(B) to Amendment No. 1, and the related offer materials filed as Exhibit (a)(1)(B) to the Schedule TO.

This Amendment to the Schedule TO is being filed in satisfaction of the disclosure requirements of Rule 13e-4(c)(4) promulgated under the Securities Exchange Act of 1934, as amended.

ITEMS 1 through 9.

Items 1 through 9 of the Schedule TO, as amended by Amendment No. 1, are hereby amended and supplemented as follows:

The holders’ right to surrender Notes for repurchase (the “Offer”) expired at 5:00 p.m., New York City time, on June 1, 2013. The Company has been advised by Wells Fargo Bank, National Association, the paying agent, that $69,325,000 aggregate principal amount of the Notes were validly surrendered to the paying agent and not withdrawn. The Company has accepted all such Notes for payment. In accordance with the terms of the indenture governing the Notes, the Company has forwarded to the paying agent the appropriate amount of cash required to pay the total purchase price for the surrendered Notes, and the paying agent will distribute the cash to the holders as soon as practicable in accordance with the indenture governing the Notes. After the Offer, $4,425,000 aggregate principal amount of the Notes remains outstanding.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 3, 2013

CARRIZO OIL & GAS, INC.

BANDELIER PIPELINE HOLDING, LLC

CARRIZO (EAGLE FORD) LLC

CARRIZO (MARCELLUS) LLC

CARRIZO (MARCELLUS) WV LLC

CARRIZO MARCELLUS HOLDING INC.

CARRIZO (NIOBRARA) LLC

CLLR, INC.

HONDO PIPELINE, INC.

MESCALERO PIPELINE, LLC

CARRIZO (UTICA) LLC

By:	/s/ Paul F. Boling
Name:	Paul F. Boling
Title:	Vice President and Chief Financial Officer

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